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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Brazil Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

105759104

(CUSIP Number)

Bruno Sanglé-Ferrière
Carrousel Capital Ltd.
203-205 Brampton Road
London SW3 1LA
+44 20 7823 7044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 11)

CUSIP No. 105759104			Schedule 13D	Page 2 of 11 Pages

1.	Name of Reporting Person: The Carrousel Fund Ltd.		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 424,600

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 424,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%

14.	Type of Reporting Person (See Instructions): CO; IV1

[1]Not registered under the Investment Company Act of 1940.

CUSIP No. 105759104			Schedule 13D	Page 3 of 11 Pages

1.	Name of Reporting Person: The Carrousel Fund II Limited		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 425,400

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 425,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%

14.	Type of Reporting Person (See Instructions): CO; IV1

[1]Not registered under the Investment Company Act of 1940.

CUSIP No. 105759104			Schedule 13D	Page 4 of 11 Pages

1.	Name of Reporting Person: Carrousel Capital Ltd.		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 850,185

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 850,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 850,185

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): CO; IA1

[1]Not registered under the Investment Advisers Act of 1940.

CUSIP No. 105759104			Schedule 13D	Page 5 of 11 Pages

1.	Name of Reporting Person: Bruno Sanglé-Ferrière		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 850,185

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 850,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 850,185

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 105759104	Schedule 13D	Page 6 of 11 Pages
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of The Brazil Fund, Inc., a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 345 Park Avenue, New York, New York 10154.
Item 2. Identity and Background.
     (a) - (f). This statement is being filed jointly by: (a) The Carrousel Fund Ltd. (“Carrousel Fund I”), (b) The Carrousel Fund II Limited (“Carrousel Fund II”), (c) Carrousel Capital Ltd. (“Carrousel”), and (d) Bruno Sanglé-Ferrière (“Sanglé-Ferrière” and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the “Reporting Persons”).
     Carrousel Fund I is an investment company organized under the laws of the Cayman Islands created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment activities. The shares of Carrousel Fund I are listed on The Irish Stock Exchange. The address of Carrousel Fund I’s principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.
     Carrousel Fund II is a private investment company organized under the laws of the Cayman Islands created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment activities. The address of Carrousel Fund II’s principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.
     Carrousel is organized under of the laws of the United Kingdom and is the investment manager of each of Carrousel Fund I and Carrousel Fund II, subject to the overall control of the board of directors of each of Carrousel Fund I and Carrousel Fund II. Carrousel is regulated in the United Kingdom by the Financial Services Authority (FSA). The address of Carrousel’s principal business and principal office is 203-205 Brompton Road, London SW3 1LA.
     Sanglé-Ferrière owns 50% of the outstanding equity of Carrousel and 100% of the voting equity of Carrousel. Sanglé-Ferrière is a French citizen and his principal occupation is that of a portfolio manager of each of Carrousel Fund I and Carrousel Fund II and principal of Carrousel Capital Ltd. His business address is 203-205 Brompton Road, London SW3 1LA.
     Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth below are the respective names, business addresses, principal present occupations and citizenship of the executive officers and directors of each of Carrousel Fund I, Carrousel Fund II and Carrousel.
     The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel Fund I are:
1.	NAME: Clive Harris
BUSINESS ADDRESS: Shamrock Road, Prospect, Grand Cayman, Cayman Islands
PRINCIPAL OCCUPATION: Self-employed as an independent consultant, engaged in the offshore financial sector and specialises in the provision of independent director and governance services.
CITIZENSHIP: British and Caymanian

CUSIP No. 105759104	Schedule 13D	Page 7 of 11 Pages
2.	NAME: Pierre-Alexis Cosandier
BUSINESS ADDRESS: 5 Route De Florissant, Case Postale 91, CH1211 Geneve, Geneve 25, Switzerland
PRINCIPAL OCCUPATION: Founder and Managing Director of FLORAM (a financial advisory firm)
CITIZENSHIP: Swiss

3.	NAME: Daniel Emery
BUSINESS ADDRESS: Immeuble Continental, 3965 Crans Montana, Switzerland
PRINCIPAL OCCUPATION: Director and Partner of FIDAG (a tax advisory firm)
CITIZENSHIP: Swiss

4.	NAME: Andre Paulin
BUSINESS ADDRESS: 3 Rue Du Faubourg St. Honore, 75008 Paris, France
PRINCIPAL OCCUPATION: General Partner and Founder of Balzac Partners (a financial consulting firm)
CITIZENSHIP: French
     The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel Fund II are as follows:
1.	NAME: Robert Paul King
BUSINESS ADDRESS: Trafalgar House, PO Box 255, Les Banques, St. Peter Port, Guernsey, Channel Islands GY1 3QL
PRINCIPAL OCCUPATION: Manager of Guernsey International Fund Managers Limited (fund management advisory company)
CITIZENSHIP: British

2.	NAME: Francis Cornut
BUSINESS ADDRESS: 3 Rue Desrenaudes, 75017, Paris, France
PRINCIPAL OCCUPATION: Director and Founder of Derivexperts Ltd. (a company that provides consulting and independent valuation services in the area of equity derivatives)
CITIZENSHIP: French

3.	NAME: David Sydney Copperwaite
BUSINESS ADDRESS: The Old Farm, Les Varendes, St. Andrew, Guernsey GY6 8TE
PRINCIPAL OCCUPATION: Principal, Channel Islands Management Services Limited (an offshore fund management advisory company)
CITIZENSHIP: British
     The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel are as follows:
1.	NAME: Bruno Sanglé-Ferrière (See above for all other information)

CUSIP No. 105759104	Schedule 13D	Page 8 of 11 Pages
     During the past five years, neither Carrousel Fund I, Carrousel Fund II, Carrousel nor any of their respective executive officers and directors, including Sanglé-Ferrière, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The funds used to purchase the shares of Common Stock described in this statement were derived from Carrousel Fund I’s, Carrousel Fund II’s and Carrousel’s investment capital. The aggregate amount of the funds used to purchase all of the shares purchased by Carrousel Fund I and Carrousel II was $17,515,344 and $17,483,216, respectively.
Item 4. Purpose of Transaction.
     On September 9, 2005, in accordance with Section 2.11 of the Fund’s Restated By-Laws, Carrousel sent a letter (the “2005 Nomination Letter”) to the Fund in anticipation of the delay in the 2005 Annual Meeting to provide notice of its intent to nominate each of Francis Rupert Chad Lea, John Le Prevost, James Best and Gordon Muir-Carby for election as directors of the Fund at the Fund’s 2005 Annual Meeting of Stockholders. The 2005 Nomination Letter was in substantially the same form as the nomination letter sent by Carrousel to the Fund on June 30, 2005.
     Carrousel has sent the 2005 Nomination Letter as it considers that:
1.	The current Board of Directors has failed to act responsibly in announcing a tender offer for the shares in the Fund without receiving proper tax advice on the implications for the Fund and its shareholders.
2.	The current Board of Directors has failed to communicate adequately with shareholders when withdrawing the tender offer on the day that it was due to close and to provide a copy of the tax advice received by the Administrator to the shareholders.
3.	The independent directors that Carrousel has nominated will endeavour to address the failings of the current Board of Directors and will work to implement the measures announced by the current Board of Directors in December 2004.
4.	The independent directors that Carrousel has nominated will improve the standards of corporate governance that shareholders are entitled to expect of the Board of Directors.
     As disclosed in the 2005 Nomination Letter, Francis Rupert Chad Lea is a financial consultant of MSS Capital; John Le Prevost is a managing director of Anson Group Limited; James Best is a financial consultant of Best & Company; and Gordon Muir-Carby is chairman of Muir & Co Ltd. The foregoing description of the 2005 Nomination Letter is not intended to be complete and is qualified in its entirety by the complete text of the 2005 Nomination Letter, which is filed as Exhibit D hereto and is incorporated herein by reference.
     On April 5, 2004, Carrousel entered into a Consultancy Agreement (the “Consultancy Agreement”) with Francis Rupert Chad Lea, Sanglé-Ferrière, Lea Green Ltd. and Carrousel Capital Ltd. that provides, among other things, that Lea Green Ltd. (an entity of which Mr. Lea is the sole beneficiary) will assist Carrousel in seeking to cause the Fund to take certain corporate actions with a view to enhancing shareholder value. The foregoing description of the Consultancy Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Consultancy Agreement, which is filed as Exhibit E hereto and is incorporated herein by reference.
     Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

CUSIP No. 105759104	Schedule 13D	Page 9 of 11 Pages
Item 5. Interest in Securities of the Issuer.
     (a)      As of the date hereof, Carrousel and Sanglé-Ferrière beneficially own: (i) 185 shares of Common Stock, which represents less than 0.01% of the issued and outstanding Common Stock; (ii) 424,600 shares of Common Stock with Carrousel Fund I, which represents approximately 2.61% of the issued and outstanding Common Stock; and (iii) 425,400 shares of Common Stock with Carrousel Fund II, which represents approximately 2.62% of the issued and outstanding Common Stock. Accordingly, Carrousel and Sanglé-Ferrière, as of the date hereof, are the beneficial owners of an aggregate of 850,185 shares of Common Stock, constituting approximately 5.23% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.
     (b)      As of the date hereof, Carrousel and Sanglé-Ferrière: (i) have sole voting and dispositive power with respect to 185 shares of Common stock; (ii) share voting and dispositive power with respect to 424,600 shares of Common Stock with Carrousel Fund I; and (iii) share voting and dispositive power with respect to 425,400 shares of Common Stock with Carrousel Fund II. Accordingly, Carrousel and Sanglé-Ferrière, as of the date hereof, have voting power and dispositive power over an aggregate of 850,185 shares of Common Stock, constituting approximately 5.23% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.
     (c)      Except as described below, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, during the past sixty days.
     On August 8, 2005, (i) Carrousel Fund I sold 484,600 shares of Common Stock at a price of $40.80 per share to a broker-dealer, and (ii) Carrousel Fund II sold 485,400 shares of Common Stock at a price of $40.80 per share to a broker-dealer.
     During the past 60 days, the following purchases of Common Stock from a broker-dealer have been made by Carrousel Fund I:

	NUMBER OF SHARES OF COMMON
DATE OF PURCHASE	STOCK BOUGHT	PRICE PAID/SHARE

August 30, 2005	242,600	$40.16

September 5, 2005	122,000	$42.20

September 8, 2005	60,000	$43.20
     During the past 60 days, the following purchases of Common Stock from a broker-dealer have been made by Carrousel Fund II:

	NUMBER OF SHARES OF COMMON
DATE OF PURCHASE	STOCK BOUGHT	PRICE PAID/SHARE

August 30, 2005	243,400	$40.16

September 5, 2005	122,000	$42.20

September 8, 2005	60,000	$43.20

CUSIP No. 105759104	Schedule 13D	Page 10 of 11 Pages
     (d)      No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
     (e)      Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Carrousel is the exclusive investment manager to Carrousel Fund I and Carrousel Fund II pursuant to certain agreements dated June 2003 and September 2003, respectively.
Item 7. Material to be Filed As Exhibits.

Exhibit A.	Agreement of Joint Filing

Exhibit B.	Power of Attorney, dated as of September 15, 2005, relating to Carrousel Fund I

Exhibit C.	Power of Attorney, dated as of September 15, 2005, relating to Carrousel Fund II

Exhibit D.	Letter, dated September 9, 2005, from Carrousel Capital Ltd. to The Brazil Fund, Inc.

Exhibit E.	Consultancy Agreement, effective as of April 5, 2004, by and among Rupert Lea, Bruno Sanglé-Ferrière, Lea Green Ltd. and Carrousel Capital Ltd. (filed as Exhibit 99(D) to the Schedule 13D relating to The Brazil Fund, Inc. (File No. 005-39510) filed by the Reporting Persons on April 5, 2004 and incorporated herein by reference).

CUSIP No. 105759104	Schedule 13D	Page 11 of 11 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 16, 2005

THE CARROUSEL FUND LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

THE CARROUSEL FUND II LIMITED
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

CARROUSEL CAPITAL LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Director

/s/ Bruno Sanglé-Ferrière
Bruno Sanglé-Ferrière